Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

State of
Subsidiary	Incorporation

Clayborn Contracting Group, Inc.	California
Heinz Corporation	Missouri
Invisinet, Inc.	Delaware
New England Communication Systems, Inc.	Connecticut
Quality Communications & Alarm Company, Inc.	New Jersey
Southeastern Communication Service, Inc.	Florida
Voacolo Electric, Inc.	New Jersey
Walker Comm, Inc.	California

Taian AGS Pipeline Construction Co. Ltd.	Shandong Province
(60% ownership interest)	People’s Republic of China